Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2014
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(41,848)	$(20,804)	$53,969	$116,453	$(27,568)	2,257
Interest expense	55,857	72,307	86,192	93,200	93,890	63,741
(Gain)/loss on investment in equity investees in excess of distributed earnings	164	2,243	—	361	958	5,764
Amortization of capitalized interest	152	267	170	115	381	310
Loan cost amortization	—	—	523	2,906	2,928	5,048
Earnings	$14,325	$54,013	$140,854	$213,035	$70,589	$77,120
Fixed Charges:
Interest expense	$55,857	$72,307	$86,192	$93,200	$93,890	$63,741
Capitalized interest	2,764	593	883	2,249	1,131	1,334
Loan cost amortization	—	—	523	2,906	2,928	5,048
Fixed Charges	$58,621	$72,900	$87,598	$98,355	$97,949	$70,123

Ratio of Earnings to Fixed Charges	0.2	0.7	1.6	2.2	0.7	1.1
Insufficient Coverage	$44,296	$18,887	$—	$—	$27,360	$—